Filed by Independence Realty Trust, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Centerspace
File No. of Related Registration Statement
(Form S-4): 333-299102

IRT's Q3 2026 Earnings Conference Call | Independence Realty Trust

November 3, 2026

Moderator:

Good morning, ladies and gentlemen, and welcome to Independence Realty Trust's Third Quarter 2026 Earnings Conference Call. As a reminder, today's call is being recorded and a replay will be available in the investors section of the company's website shortly after the call concludes. At this time, I'd like to turn the call over to Stephanie Krewson-Kelly, Senior Vice President of Investor Relations and Capital Markets. Ms. Krewson-Kelly, please go ahead.

Stephanie Krewson-Kelly:

Thank you, and good morning. Today's call will focus on IRT's third quarter results and standalone outlook with a brief update on the pending merger with Centerspace. We will provide more detail on the combined company after the merger closes. On the call with me today are Scott Schaeffer, Chairman and Chief Executive Officer, Jim Sebra, President and Chief Financial Officer, Janice Richards, Executive Vice President of Revenue Strategy, and Jason Lynch, Senior Vice President of Investments. Before we begin, please note that there may be forward-looking statements made during this call. These forward-looking statements reflect IRT's current views with respect to future financial performance, future events, and proposed merger with Centerspace. These statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially. Such statements are made in good faith pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and IRT does not undertake to update them except as may be required by law.

Please refer to IRT's press release, supplemental information, and filings with the SEC, including the definitive joint proxy prospectus for further information about these risks. A copy of IRT's third quarter earnings press release and supplemental information is attached to IRT's current report on Form 8K, which is available in the investor's section of our website. They contain reconciliations of non-GAAP financial measures referenced on this call to the most directly comparable GAAP financial measures. With that, it is my pleasure to turn the call over to Scott Shaffer.

Scott F. Schaeffer:

Thanks, Stephanie, and thank you all for joining us this morning. I'm pleased to report another solid quarter. Core FFO per share of 29 cents and same store NOI growth of 1.6% were both in line with our expectations and we are reaffirming the midpoint of full-year guidance for both metrics. Our rate over occupancy strategy this leasing season worked as intended. During the third quarter, asking rents held firm and we cut concession use on new leases nearly in half from second quarter levels. As a result, new lease trade-outs on like-term leases accelerated by 210 basis points sequentially and increased 310 basis points year over year. The recovery is now broad-based. Over the past year, new lease spreads on like-term leases improved in nine of our 10 largest markets led by Atlanta, and lead volume is up 11%. Renewal rents improved 200 basis points year over year.

Average occupancy of 95% was flat sequentially and resident retention improved. Taken together, blended rents on like-term leases grew 2.8% in the quarter, our best result in five quarters.

Scott F. Schaeffer:

During the quarter, we continued to recycle capital, selling a property in Memphis and subsequent to quarter end, acquired our joint venture partners interest in the Mustang, a 275-unit newly constructed community on the last lakefront multifamily development parcel in the Las Colinas submarket of Dallas. As we close out 2026, favorable market tailwinds and company-specific growth initiatives position IRT for meaningful earnings growth in 2027. First, supply demand fundamentals continue to improve and support higher effective rents. New deliveries in our markets have fallen by more than half since peaking in 2024 to about 2.5% of inventory this year, and Costar projects a further decline in 2027. Demand continues to outpace national averages and absorption remains strong. Second, with sticky inflation and higher interest rates, the cost of homeownership continues to favor renting over ownership, generating more demand for rental apartments.

Third, people continue to migrate to our non-gateway markets motivated by employment opportunities and/or seeking a better quality of life, which includes overall affordability. IRT's portfolio offers residency attractive solution of high quality housing at monthly rents that are materially below new construction rents. Fourth, we completed our initial rollout of community Wi-Fi ahead of plan and it will contribute a full year of revenue and NOI to 2027 results. Finally, our value add program remains an important low risk way to capture higher market rents and drive core FFO growth. During the first nine months of this year, we completed nearly 1,800 value add renovations and an average un-levered return on investment of approximately 15%, and we remain on track to complete 2,200 renovations for the year. We are always refining our renovation processes and have further reduced the average unit turn time from approximately 25 days to now 17 days.

This shortened turn time allows us to complete more renovations without meaningfully impacting occupancy. Accordingly, we expect to increase the number of units renovated during 2027, which will further drive NOI and earnings growth. Turning to Centerspace, the pending merger builds on the momentum I just outlined and amplifies it across three dimensions, growth, value, and scale. First is growth. We expect the transaction to be approximately 5% accretive to 2027 core FFO per share on a leverage-neutral basis and accretive to day one NAV driven largely by the operating synergies of IRT's more cost-efficient platform. More importantly, it enhances our longer term earnings profile. Beyond the $24 million of identified synergies, approximately 3,200 of Centerspace's apartment units are ripe for our value add program and 10,000 units will be added to our community Wi-Fi program, extending these two revenue-enhancing initiatives across a larger combined portfolio.

Second is value. After accounting for synergies and one-time costs, we are acquiring Centerspace at a 7.3% nominal cap rate, a meaningful discount to its net asset value, and at a price per door that is well below replacement cost. Third is scale. Centerspace's 10,500 units will increase our unit count by more than 30% to approximately 44,400 apartment homes in markets that are demand-rich and supply-constrained. The merger also brings our G&A load in line with our larger cap peers. As a final note, since the merger announcement, both Fitch and S&P have reaffirmed our investment grade ratings and I am pleased to report that multiple independent proxy advisory firms have recommended that IRT stockholders vote in favor of the merger. Our special meeting is November 10th and we encourage all stockholders to vote with their shares. With that, I'll turn the call over to Jim.

Jim Sebra:

Thank you, Scott, and good morning everyone. I'll start with a brief update on our integration with Centerspace. While we are still in the early stages, the overall process is on schedule. Lender consents for the assumption of approximately $500 million of Centerspace's secured debt with an average interest rate of approximately 3.5% are progressing as planned. On the people side, we have identified the go forward in transition teams and executed employment letters accordingly. Our technology integration is planned and ready to launch shortly after closing. Additionally, the $140 million of dispositions that we identified to keep the Centerspace merger leverage-neutral are progressing and expected to close in the first quarter of next year. All of this is pointing to a successful integration post-closing and securing the synergies we've identified.

Turning to our third quarter results, core FFO per share of 29 cents was in line with our expectations. Same store NOI grew 1.6%, also in line with expectations as a 2% increase in same store revenue was partially offset by a 2.5% increase in operating expenses. Same store revenue growth reflected a 60 basis point increase in average effective monthly rents, a 16% increase in other property revenue driven by a $2.3 million of Wi-Fi revenue and stable debt of approximately 90 basis points. As Scott mentioned, we prioritized rate over occupancy for the duration of our peak leasing season. Stable asking rents, which are up approximately 3% since the start of the year, and a demand environment that required fewer concessions drove our effective rents higher during the third quarter. We maintained stabilized occupancy of 95% during the quarter and resident retention increased 240 basis points sequentially to 60.5%. Improving fundamentals continue to support better pricing power in the quarter.

For like-term leases, new lease trade-outs were negative 60 basis points in the quarter, improving 210 basis points sequentially and 310 basis points year over year.

Looking at like-term new leases by market, Atlanta was our largest market, registered the biggest improvement year over year with new lease trade-outs of positive 2.1%, a 755 basis point improvement over the third quarter of 2025. Oklahoma City delivered positive 2.9% and Raleigh, Durham and Columbus saw new lease spreads of positive 2.5% and 1.5% respectively. In Denver, new lease trade-outs would break even, up 360 basis points year over year. In Dallas, new lease trade-outs were negative at 3.5%, improving, albeit by 70 basis points over last year. Renewal lease spreads remained strong, reflecting solid demand, high resident satisfaction, and our data-driven approach to maximizing revenue growth.

Renewal spreads on like-term leases were 4.6% in the quarter, up 50 basis points from the second quarter and 200 basis points year over year. As a result, like-term blended rent growth of 2.8% was 150 basis points higher sequentially and 270 basis points higher than a year ago. For same-store operating expenses, the 4% increase in controllable expenses was driven primarily by higher contract service costs associated with the wifi rollout. Without the wifi service fees, the increasing controllable expenses would have been 3% year over year. Recall that our wifi program requires no capital from IRT. Non-controllable expenses were flat year over year as a 17% decrease in insurance offset a 3% increase in real estate taxes. Please note that 2025 real estate taxes were low due to real estate and franchise tax refunds in the prior year.

Turning to capital allocation, during the first nine months of the year, we completed 1,707 unit renovations at an average ROI of approximately 15%. Value add activity continues to be an attractive investment opportunity to support long-term earnings growth. We expect to increase future renovation volume to capture higher rent premiums as market rents continue to recover. As Scott mentioned, subsequent to quarter end, we acquired a joint venture partner's interest in The Mustang and began consolidating this 275 unit community on our balance sheet. Our basis represents a 5.9% economic cap rate on stabilized LOI.

Jim Sebra:

We did borrow $79 million on our line of credit to repay the in-place construction loan, which improves the earnings profile of the property for the remainder of 2026 and beyond. The previous construction loan was bearing interest at SOFR plus 275 basis points, whereas our line of credit bears interest at SOFR plus 77 basis points. The consolidation is reflected in our updated acquisition guidance of $266 million. Other than our pending merger with Centerspace, we do not forecast any additional acquisitions this year.

On the capital recycling front, in September, we sold a property in Memphis for $55.8 million. We used the proceeds to de-lever the balance sheet ahead of The Mustang closing in October. Our balance sheet remains flexible with strong liquidity. As of September 30th, our net debt to annualized adjusted EBITDA was 6.2 times, down from 6.5 times last quarter. We had approximately $492 million of liquidity. 86.5% of our debt was fixed or hedged at a weighted average effective interest rate of 4.3%, and we have no significant debt maturities until 2028.

Heading into the fourth quarter, leasing is following its normal seasonal pattern, with demand still better than in prior years. Without getting into monthly detail, asking rents are remaining flat, with blended lease spreads continuing their year-over-year improvement. Like the third quarter, double-digit growth in other property revenue led by wifi will continue to drive fourth quarter revenue growth. With respect to our wifi program, we plan to expand it to at least another 7,000 units in 2027, consisting of 4,000 IRT units and 3,000 units from Centerspace. With exploration seasonally light, we're building occupancy now, which positions us well to push rate in 2027.

Turning to guidance, our EPS and FFO per share guidance now reflect merger-related costs incurred to date, consisting primarily of fairness opinions, legal and filing fees. Otherwise, our guidance does not incorporate the pending merger with Centerspace. We are reaffirming our core ffo per share range of $1.13 to $1.15. We are also narrowing our same-store revenue NOI growth ranges around unchanged midpoints. Overall, we are on track to deliver on our full year 2026 guidance and we look forward to completing the merger with Centerspace. We will provide full year 2027 guidance with our fourth quarter results in February 2027. Scott, that's it. Back to you.

Scott F. Schaeffer:

Thanks, Jim. In closing, our year-to-date results are solid and we are reaffirming our 2026 guidance. Lease rates are improving as fundamentals strengthen across our market and IRT is building earnings momentum heading into 2027. We expect the proposed Centerspace merger to amplify that momentum, creating a larger IRT with more runway for low risk internal growth through value add and community wifi, backed by our disciplined operating platform. On behalf of IRT's management team, I want to thank our stockholders for their support and every IRT and Centerspace team member for their hard work and dedication. Operator, please open up the call for questions.

Moderator:

Thank you. If you would like to ask a question, please click on the raise hand button at the bottom of your Zoom screen. When called upon, please unmute and ask your question. In the interest of time, we ask that you please limit yourself to one question and one related follow- up. We'll pause a moment to allow the queue to form. Our first question comes from Austin Wurschmidt with Key Bank Capital Markets. Please unmute your line and ask your question.

Austin Wurschmidt:

Thanks. Good morning, everybody. Just given the improvement in leasing spreads versus last year that you talked about in your prepared remarks, I think you said that continued into the fourth quarter. Can you share how you expect your 2027 earn-in to shake out and just how that compares versus last year?

Jim Sebra:

Yeah, good question, Austin. Thank you. I think we continue to see good trajectory. As I said in our prepared remarks, we're really getting away from trying to give monthly details on these calls. We continue to see great trajectory in the blended spreads, that 220 basis points improvement year over year, in the third quarter has certainly continued to perform in Q4. And when it comes to our earn-in, that estimates an earn-in give or take about 80 basis points today. That earn-in last year was about anywhere between zero and minus 10 basis points.

Austin Wurschmidt:

That's helpful. And then just second question, recognizing you're a little bit limited in what you can say about the Centerspace transaction, but first, can you just provide some thoughts about how maybe their results last night stacked up relative to what you had underwritten and anything that would change that 5% accretion? And then can you also just share when those synergies are expected to kick in? Thanks.

Jim Sebra:

Sure. Yeah. Centerspace's third quarter results were very consistent with what we underwrote and obviously within their guidance range. The pressure for them is concentrated in Colorado, where competitive supply is certain weighed on occupancy and pricing. Every other region grew revenue and same-store NOI. It's not a one quarter thesis for us. Obviously, we're acquiring what we believe is a well-located portfolio on an attractive basis, and it's exactly where our operating platform and value-add programs will really make a difference over time. I think on the synergy side, we underwrote the synergies to be 5%. Everything is within our control. As I mentioned in our prepared remarks, the G&A stuff and the people is certainly the big driver of it, and all the operating synergies associated with property insurance and other kind of things are all things that'll just start to happen as the portfolio comes onto our platform. Obviously, renters insurance programs, the synergies is assuming that that happens and gets billed through time. It's not all day one, so we think the synergy number is still a very conservative ultimate number already.

Moderator:

Thank you. Our next question comes from Eric Wolfe with Citi Research. Please unmute your line and ask your question.

Eric Wolfe:

Hey, thanks. For the fourth quarter, can you just talk about your strategy on the rate and the occupancy side? So how much occupancy do you want to build going into next year's peak leasing season, and why do you think that specific level is the right level going into next year?

Jim Sebra:

Yeah. Obviously, the right level is obviously in the eyes of a holder. I would say if you look at the strategy that we communicated around last year by building occupancy in Q4 so we could attract or achieve rate growth in the first half of '27 and be able to maintain it, that's certainly worked. It really benefited us. As you know, the seasonal expiration curve for leases in the Q4 is the lowest that it generally is throughout the year, so it's the right time to prioritize occupancy and not focus so much on rate growth. I think for us, our goal is to try to build it 30, 40 basis points of occupancy into the end of the year, and we think that's a good level. I mean, we'll obviously continue to try to grow it as much as we possibly can. You've heard Scott certainly say over the years, occupancy between 95 and 96 is probably the right level, and if we start seeing our occupancy building over 96, we'll certainly move back to a rate priority.

Eric Wolfe:

Got it. That's helpful. And then you talked about the earn-in. I think you said 80 basis points. I guess any other thoughts? I know it's still early on the more predictable pieces of growth for next year, whether that's the other income, the wifi income, how that should trend, or bad debt to the extent that there's a certain amount of bad debt improvement you think is predictable or the contribution from the value add program. Just any thoughts on some of the other pieces that are going to be contributing to growth next year?

Jim Sebra:

Yeah. We'll obviously give guidance in February of '27, so I don't want to get too far ahead of myself. I would say that the other things that are currently being planned out is obviously the incremental wifi program of about 7,000 units – that’s 4,000 IRT units and 3000 center space units. Obviously, you will have good revenue growth coming from this year's wifi program in the first half of next year, and we expect those 4,000 quarter or 7,000 total units will start to hit call it in the late second quarter next year, maybe a little bit earlier depending on how fast we get it moving, but that'll certainly provide a lot of revenue growth in the back half of next year. As for the rest of it, occupancy trajectory, rental rate growth and bad debt, we'll leave all that for the February guidance update.

Eric Wolfe:

Thank you.

Moderator:

Thank you. Our next question comes from Jason Wayne with Barclays. Please unmute your line and ask your question. Jason, to unmute, please press *6 on your keypad.

Jason Wayne:

Hello? Can you hear me now?

Jim Sebra:

Yeah. Hey Jason.

Jason Wayne:

Hey. Hey, good morning. So just with the occupancy led strategy you're leaning into next quarter, should we expect concession usage to remain elevated versus recent quarters? And which markets are you seeing the heaviest concession usage in still today?

Jim Sebra:

Yeah, I'll ask Janice will answer that one.

Janice Richards:

Good morning. Yeah, I think we'll continue to follow seasonal patterns and leverage concessions. We were able to minimize concession uses during our peak season and we'll follow those seasonal patterns throughout the rest of the year. I think we're still seeing some concessions in the Tampa, Dallas and Denver market as we're working through supply challenges, and we'll continue to optimize where we can and continue to pull back when demand is stable.

Jason Wayne:

Got it. And then, so as those concessions burn off, could that be a tailwind to same sort of revenue growth I guess in the second half next year?

Jim Sebra:

For sure. Certainly as concessions burn off, depending on the size and amount, obviously you never know who's going to renew and who's going to move out and if you need to give a new concession on somebody who moves out, but yes, the expectation would be just like we're experiencing this year, a nice renewal growth that's coming from just that concession burning off.

Jason Wayne:

Got it. Thank you.

Moderator:

Thank you. Our next question comes from Jamie Feldman with Wells Fargo. Please unmute your line and ask your question.

Jamie Feldman:

Great. Thanks for taking the question. Appreciate the update on your leverage level. Can you just talk more about target leverage, where you think that's going to go, the roadmap to get there, and then as you just think about uses of capital between wifi build out, acquisitions, development, anything else, share buybacks, how we should think about A, the target level, and B, getting there?

Jim Sebra:

Sure. Jamie, obviously our goal was to get to the mid-fives net debt to EBITDA in Q4. We'll probably be a little bit higher than that, which is the Mustang that's taken over in early October, but we see certainly a path towards low five net debt to EBITDA in the next 12 to 18 months just simply through EBITDA growth, no extraneous kind of events like selling assets and delevering, so again, we think the leverage trajectory and path is certainly achievable.

Jim Sebra (continued):

In terms of capital allocation, obviously you've heard us say multiple times, the value add continues to be our best use of capital, so all of our retained earnings or our free cash flow that's available has been going into the value add program and it continues to produce really good returns. Outside of that, any capital coming back through a joint venture redemption, a desire to sell an asset, we will evaluate it at that time for what at that time the best opportunity is.

Today, where the stock price is, it certainly screens that buybacks are a higher priority than debt deleveraging, but again, it just depends on the situation where it's at and circumstance at the moment.

Jamie Feldman:

Okay, that's helpful. Thank you. And then I guess just thinking about market conditions versus the start of the year or your September update, can you just help us understand which are acting better than you thought they would, which are a little slower? And then I guess focusing on Denver specifically, I know you mentioned it as a drag in the CSR portfolio. What are your thoughts on a timeline for recovery there or bottoming out there?

Janice Richards:

Yeah, so we're seeing strong recovery in the Atlanta market. Year over year, we saw a 50 basis point increase in our blended spreads trade-out on all leases and new lease trade-outs went positive for the first time in two years, and average occupancy increased year over year, so we're excited on the Atlanta front. Raleigh following that, blended trade-outs have improved and we've reduced average concession on new lease by more than half in Q2, and we'll follow seasonal patterns throughout the year, for the rest of the year, and Nashville's also showing some really positive lease trade-out improvement year over year driven by new lease trade-outs.

For the communities where we're still seeing some headwinds in supply, we've got Dallas, we're still seeing positive trade-out of 110 basis points year-over-year there, so we're excited to see that continue as it starts to accelerate, and then Tampa working to the supply as well. Absorption is steady in both markets, and then I'll turn it over to Jason to dive into the Denver market specifically.

Jason Lynch:

Yeah, this is Jason. On Denver, we've seen absorption really take off the first half of this year and outsize relative to historical forms. That is helping to stabilize the market and to help to raise rental rate growth momentum there, so we're seeing that as a positive trend beginning of next year.

Moderator:

Thank you. Our next question comes from Peter Abramowitz with Deutsche Bank. Please unmute your line and ask your question.

Peter Abramowitz:

Hi, thanks for taking the question. Just wanted to ask first, I guess in terms of the interest rate backdrop, you had a couple of transactions in the quarter, but just from a more macro higher level perspective, what have you seen in terms of early changes in terms of the private capital markets and any changes that you're seeing on the ground? Just curious for some color there.

Jason Lynch:

Yeah, sure. We've seen some live deals where the cap rates have... Obviously buyers have looked to push up cap rates. As treasuries have pulled back, back around that 5% range, we still haven't seen whether or not that'll translate into actual printed cap rates moving higher and we'll continue to follow that.

Peter Abramowitz:

All right, I appreciate that. And then just as a follow-up, just kind of curious, maybe some high level thoughts on the demand environment, certainly the supply narrative. We can look at the co-stars or the real pages for how much supply is dropping off in your markets, and that's been a big part of the debate for a while now. But just curious, from a demand perspective, anything that's surprising you on the ground either way, or just curious for your high level thoughts on employment growth, household formation, and how you're thinking about that and how it feels as you consider your 2027 budget?

Janice Richards:

Yeah, we're seeing positive trajectories. Our lead volume being up 11% year-over-year and that converting well for us. No surprises, only positive trajectory. And so we're going to continue to optimize on that through '27 as we build occupancy and get ready for that pricing power.

Jim Sebra:

Yeah, a little bit of additional color. I think the job growth and the population growth, we're certainly seeing it continue to develop and there's nothing that we see other than just seasonality that would give us any cause or pause for 2027.

Peter Abramowitz:

All right, thank you.

Moderator:

Thank you. Our next question comes from Ami Probandt with UBS. Please unmute your line and ask your question.

Ami Probandt:

Hi, thanks. Appreciate your commentary on concessions, but I'm wondering how concessions at your competitors are trending and if that could be a pressure point as we move into the slower demand season, the seasonally slower demand season. So do your competitors have occupancy levels that you think enable them to start focusing on rate as well? Or at what point do you think the concessions can be mostly burned off across your MSAs?

Janice Richards:

Yeah, so overall we're starting to see some stabilization in our market occupancy over that 90 to 92% average occupancy that allows for pricing power to kick in. Can't speak to exactly what they're going to do on their strategy with concessions. However, we continue to monitor on a daily, weekly basis to optimize at that floor plan level and continue to create the value that we saw in Q3.

Jim Sebra:

Yeah, I mean, Ami, as I alluded to earlier, our occupancy strategy over rate heading into this slower expiration period simply is a goal of being able to set ourselves up for a stronger 2027, at least to push rate in the first half of '27. I think the expectation we have and what we see on the ground is different developers, different owners follow different strategies. Right now we haven't seen a significant increase in concessions. Certainly one here, one there might be ebbing and flowing, but ultimately, our goal is to continue to work in and function in the market that we're focused on while still achieving our overall guidance and our overall revenue strategy.

Ami Probandt:

Great, thanks. And apologies if I missed this. Were there any moving pieces that changed within your maintained same-store revenue guidance midpoint in terms of blends, occupancies, other income, et cetera?

Jim Sebra:

No, I think ultimately they're all pretty much continuing to move forward with what our original guidance was that we updated in, sorry, early August. I was going to say early July. Early August. No, I think generally speaking, everything is continued to line up with our expectations. We thought that Q4 was going to develop as the way we see it developing, and we're excited to finish out the year strong and deliver the bid point right guidance.

Ami Probandt:

Thank you.

Moderator:

Thank you. Our next question comes from Wesley Golladay with Baird. Please unmute your line and ask your question.

Wesley Golladay:

Hey, good morning, everyone. Can you talk about what your expectations are for a year-one yield at the Mustang and an overall stabilized yield?

Jason Lynch:

Yeah, so the overall stabilized yield that we're expecting at the Mustang is about 5.9%.

Jim Sebra:

That's an economic cap rate.

Jason Lynch:

Economic cap rate, and that's after burnoff of concessions that were used during the lease up of the [indecipherable]. Year one is probably around a 5.2% or so based on current concession levels and occupancy.

Wesley Golladay:

Thanks for that. It looks like the Tisdale had a nice increase in the leasing activity in 3Q. Can you talk about how rate is tracking versus your expectation?

Jason Lynch:

I think rates are tracking in line to what our expectations were. Concessions are being used, but like Janice mentioned, we're working on trying to pull those back as best as we can through the lease up.

Jim Sebra:

Yeah, I would say just a little bit of additional color. The Tisdale, we originally anticipated that it would be called stabilized occupancy by the, I think, end of Q1 of next year. So we certainly see it in that trajectory still.

Wesley Golladay:

Thanks for that.

Moderator:

Thank you. Our last question comes from Ann Chan with Green Street. Please unmute your line and ask your question. Ann, your line is unmuted. Please unmute and ask your question.

Ann Chan:

Hey, sorry about that. Good morning. Thanks for taking the time. Just quickly going back to the bad debt, could you share whether any markets have seen an increase in bad debt in the last few quarters and where Atlanta is currently trending versus pre -COVID?

Jim Sebra:

Good question. I would say that from looking at the data here across our markets, no increases in bad debt in any markets from Q1 to Q2 to Q3. They're all moving down. I don't remember Atlanta pre-COVID. I would tell you, I think a few years ago, Atlanta was plus or minus 5% bad debt. In the third quarter, their bad debt was 1.4%.

Ann Chan:

Thank you.

Moderator:

Thank you. This concludes our Q&A session. I'll now turn the call back to Scott Schaeffer for closing remarks.

Scott F. Schaeffer:

Thank you all for joining us this morning. We appreciate your continued support of IRT and look forward to seeing many of you at the upcoming NAREIT conference in Atlanta. Have a good day all.

Moderator:

This concludes today's call. Thank you for joining. You may now disconnect.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, our earnings guidance, and the assumptions underlying such guidance, statements regarding the Proposed Transaction with Centerspace, including the expected timing of closing of the Proposed Transaction, the anticipated synergies, accretion and other benefits of the Proposed Transaction and the expected ownership of the combined company, our expectations with respect to the timing and terms of sales, if any, with respect to the one property which is classified as held for sale as of September 30, 2026, our expectations with respect to projects scheduled to start in 2027 and our expectations with respect to future acquisitions and dispositions. All statements in this release that address financial and operating performance, events or developments that we expect or anticipate will occur or be achieved in the future are forward-looking statements.

Our forward-looking statements are not guarantees of future performance and involve estimates, projections, forecasts and assumptions, including as to matters that are not within our control, and are subject to risks and uncertainties including, without limitation, risks and uncertainties related to IRT’s and Centerspace’s ability to complete the Proposed Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the transaction, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Centerspace and IRT, delays in completing the Proposed Transaction involving Centerspace and IRT, the possibility that the anticipated benefits of the Proposed Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Centerspace and IRT do business, the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, the ability of Centerspace and IRT to meet expectations regarding the timing, completion and accounting and tax treatment of the Proposed Transaction, potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction, the ability to complete the Proposed Transaction and integration of Centerspace and IRT successfully, the dilution caused by IRT’s issuance of additional shares of its capital stock in connection with the Proposed Transaction, changes in market demand for rental apartment homes and pricing pressures, including from competitors, that could lead to declines in occupancy and rent levels, uncertainty and volatility in capital and credit markets, including changes that reduce availability, and increase costs, of capital, unexpected changes in our intention or ability to repay certain debt prior to maturity, increased costs on account of inflation, increased competition in the labor market, delays in the completion of, and failure to achieve anticipated benefits of, our projects with our joint venture partners, inability to sell certain assets, including those assets designated as held for sale, within the time frames or at the pricing levels expected, failure to achieve expected benefits from the redeployment of proceeds from asset sales, inability or failure to achieve anticipated benefits from future acquisitions and dispositions, delays in completing, and cost overruns incurred in connection with, our Value Add programs and failure to achieve rent increases and occupancy levels on account of the Value Add programs, unexpected impairments or impairments in excess of our estimates, new and/or increased regulations generally and specifically on the rental housing market, including legislation that may regulate rents and fees or delay or limit our ability to evict non-paying residents, risks endemic to real estate and the real estate industry generally, the impact of potential outbreaks of infectious diseases and measures intended to prevent the spread or address the effects thereof, deteriorating economic conditions and rising unemployment rates, energy costs, and inflation, in the markets where we own apartment communities or in which we may invest in the future, uncertain global macro-economic and political conditions, the impact of actual or threatened wars or other international conflicts, such as in Ukraine, the Middle East, and South America, including sanctions imposed by the U.S. and other countries, on inflation, trade, and general economic conditions, the effects of natural and other disasters, unknown or unexpected liabilities, including the cost of legal proceedings, costs and disruptions as the result of a cybersecurity incident or other technology disruption, including but not limited to a third party's unauthorized access to our data or the data of our residents, unexpected capital needs, inability to obtain appropriate insurance coverages at reasonable rates, or at all, or losses from catastrophes in excess of our insurance coverages, and share price fluctuations. Please refer to the documents filed by us with the SEC, including specifically the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2025, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026, and the Definitive Joint Proxy Statement/Prospectus, and our other filings with the SEC, which identify additional factors that could cause actual results to differ from those contained in forward-looking statements.

These forward-looking statements are based upon the beliefs and expectations of our management at the time of this release and our actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger (the “Proposed Transaction”) of Centerspace (NYSE:CSR) (“Centerspace”) and IRT, IRT filed with the SEC a registration statement on Form S-4 (File No. 333-299102) on September 24, 2026, as amended (the “Registration Statement”) which includes the joint proxy statement of Centerspace and IRT that also constitutes a prospectus of IRT. The Registration Statement was declared effective on October 7, 2026, and each of Centerspace and IRT commenced mailing of the definitive joint proxy statement of Centerspace and IRT that also constitutes a prospectus of IRT (the “Definitive Joint Proxy Statement/Prospectus”) to their respective shareholders or stockholders, as applicable, on or about October 7, 2026. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CENTERSPACE AND IRT ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTERSPACE, IRT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain copies of the Registration Statement, the Definitive Joint Proxy Statement/Prospectus, and other relevant documents containing important information about Centerspace and IRT, free of charge from the SEC’s website at www.sec.gov and from Centerspace or IRT by requesting them by email at IRT@dfking.com. The documents filed by Centerspace with the SEC may also be obtained free of charge at Centerspace’s website at www.centerspacehomes.com or at the SEC’s website at www.sec.gov. The documents filed by IRT with the SEC may be obtained free of charge at IRT’s website at www.irtliving.com or at the SEC’s website at www.sec.gov.

Participants in Solicitation

Centerspace, IRT, and certain of their respective trustees or directors, as applicable, executive officers, and other members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Centerspace and stockholders of IRT in connection with the Proposed Transaction. Information regarding the interests of the trustees or directors, as applicable, and executive officers of Centerspace and IRT and other persons who may be deemed to be participants in the solicitation of shareholders of Centerspace and IRT in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Definitive Joint Proxy Statement/Prospectus related to the Proposed Transaction. Information regarding Centerspace’s trustees and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2026 (the “2026 Centerspace Proxy Statement”), and other documents filed by Centerspace with the SEC. Information regarding IRT’s directors and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2026 (the “2026 IRT Proxy Statement” and, together with the 2026 Centerspace Proxy Statement, the “2026 Proxy Statements”), and other documents filed by IRT with the SEC. To the extent holdings by directors or trustees, as applicable, and executive officers of Centerspace and IRT securities reported in the 2026 Proxy Statements, as applicable, have changed, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 and Statements of Change in Ownership on Forms 4 or 5 filed with the SEC by Centerspace and IRT. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the Definitive Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC by Centerspace and IRT, respectively. Free copies of these documents may be obtained as described above under “Important Additional Information about the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.